Exhibit 3

For Immediate Release	1 July 2019

WPP PLC (“WPP”)

Sale of Interest in Chime

WPP today announces the sale of its minority shareholding in Chime Group Holdings Limited, the sports, entertainment and communications group, to the majority shareholder Providence for £54.4m and potential additional amounts based on the future value of Chime.

The disposal is in line with WPP’s new strategy as set out in December 2018, a key element of which is to focus on its main areas of business and simplify its operations through the disposal of non-core assets.

Further information

Niken Wresniwiro, WPP

+44 (0)20 7282 4600 / +44 (0)7876 005 489

niken.wresniwiro@wpp.com

About WPP

WPP is a creative transformation company. We build better futures for our clients through an integrated offer of communications, experience, commerce and technology. For more information visit www.wpp.com.